UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34526 / March 8, 2022

In the Matter of

BRINKER CAPITAL DESTINATIONS TRUST
1055 Westlakes Drive, Suite 250
Berwyn, Pennsylvania 19312

(812-15293)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(c) OF THE ACT

Brinker Capital Destinations Trust filed an application on December 28, 2021, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting the applicant from section 15(c) of the Act. The order permits a Trust's board of trustees (the "Board") to approve new sub-advisory agreements and material amendments to existing sub-advisory agreements without complying with the in-person meeting requirement of Section 15(c) of the Act.

On February 10, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34501). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Brinker Capital Destinations Trust (File No. 812-15293) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary